SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF
PETRÓLEO BRASILEIRO S.A. – PETROBRAS,
HELD ON OCTOBER 29 2007

(Transcribed in summarized form pursuant to the first paragraph of Article 130 of Law 6.404 of December 15 1976)

A PUBLICLY HELD COMPANY
CNPJ no 33.000.167/0001 -01
NIRE No. 33300032061

I. DATE, TIME AND PLACE:

The meeting was held at 3 p.m. on October 29, 2007 at the Company’s registered offices in the city and state of Rio de Janeiro at Avenida República do Chile, 65.

II. PRESENCE, QUORUM, AND CONVENING:

Shareholders representing most of the joint stock with the right to vote were present, as proven by the signatures in the Shareholder Attendance Book, all of whom duly summoned via notices published in the October 9, 11, and 15 2007 editions of the State of Rio de Janeiro Official Gazette, and of November 9, 10, and 11 2007, of the Jornal do Commercio, Gazeta Mercantil, and Valor Econômico newspapers. Mr. Marcus Pereira Aucélio, President of the Audit Committee, pursuant to the provisions of article 164 Law # 6.404/76, was present, as was, pursuant to § 1 of article 8 of the mentioned Law, Mr. Flávio Valadão, representing Banco ABN AMRO Real S.A., the specialized company that elaborated the assessment report for the purpose of the provisions of § 1 art. 256 of the same Law.

III. PRESIDING OFFICIALS:

President:	Paulo Roberto Costa
Representative of the Union:	Maria Teresa Pereira Lima
Secretary:	Hélio Shiguenobu Fujikawa

IV. AGENDA:

Ratification of the “Share Purchase & Sale Agreement,” dated August 03 2007, signed by the sellers, the indirect controlling shareholders of Suzano Petroquímica S.A. (openly traded company headquartered at Av. Brigadeiro Faria Lima, 1355, 9º andar, São Paulo/SP, Corporate Taxpayer’s ID (CNPJ/MF) 04.705.090/0001 -77) and, as the buyer, PETROBRAS, accompanied by the respective pertinent documents and by the naming of the specialized company for assessment purposes, under the terms of § 1 art. 256 Law # 6.404/76.

1

V. RESOLUTIONS :

On a Procedural Question

The elaboration of the summary minutes was approved by the majority of the shareholders that were present, under the terms of Article 130 of Law # 6.404, dated December 15 1976.

In Extraordinary General Meeting

Most of the shareholders that were present approved, in compliance with the vote cast by the representative of the Union, the proposal to ratify the “Share Purchase & Sale Agreement,” dated August 03 2007, signed by the sellers, the indirect controlling shareholders of Suzano Petroquímica S.A. (openly traded company headquartered at Av. Brigadeiro Faria Lima, 1355, 9º andar, São Paulo/SP, Corporate Taxpayer’s ID (CNPJ/MF) 04.705.090/0001 -77) and, as the buyer, PETROBRAS, accompanied by the respective pertinent documents and by the naming of the specialized company for assessment purposes, under the terms of § 1 art. 256 Law # 6.404/76 of 1976.

With nothing more to deal with, the Extraordinary General Meeting was adjourned and, later, the Minutes were elaborated which, after read and agreed to, were signed by the President of the aforementioned Meeting, Paulo Roberto Costa, by the Representative of the Union, Maria Teresa Pereira Lima, and by its Secretary, Hélio Shiguenobu Fujikawa. That is what was on pages 45 and 46 of Book 5, used to register the Minutes for the General Shareholder Meetings of Petróleo Brasileiro S.A. - PETROBRAS, from where this authentic copy, typed by me, _________________________, Luiz Gonzaga Torres, was extracted and which is provided checked and closed by me, _____________________________, Hélio Shiguenobu Fujikawa, Secretary. Rio de Janeiro, October twenty-nine two-thousand seven.

VI. DOCUMENTS FILED AT THE MAIN OFFICE:

The following document will be filed at the company’s main office:

- Vote instruction by JP Morgan Chase Bank, N.A., the institution that is the depositary for the ADRs that represent the company’s Ordinary Stock, delivered to the Table by its representative in the Meeting, proxy Sandro Pereira Paulino.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.